UPCOUNSEL

Leading legal services marketplace cutting the fat out of the old law firm model

■ PITCH VIDEO   ■ INVESTOR PANEL



upcounsel.com   San Francisco CA   🐦 📘   Infrastructure   Technology   Software   B2B   B2C

Highlights

1. $3.7M revenue run rate & profitable in first 12 months of operations 🚀

2. Saved users $12,000,000 in legal fees in past year alone ✂️

3. CEO named one of the "Top 25 People Shaping the Future" by Rolling Stone 🏆

4. World-class team with Y Combinator experience & history of building companies to $100M+ 🎯

4. World-class team with Y Combinator experience & history of building companies to $100M+ 🎯

5. 1.4M+ website users monthly 💼

6. Featured in Forbes, Fortune, Bloomberg, & more 🗞️

7. Positioned for disruption in the fast-growing legal tech market — slated to surpass $25 BN in 2025 🔥

8. Invested in by the Founder & CEO of Enduring Ventures, Xavier Helgesen 👨‍💼

Our Team



KJ Erickson UpCounsel CEO

Y Combinator (SC16), Stanford BA, Oxford MBA. Serial entrepreneur backed by top VCs including Greylock, Maveron, Foundation, & Norwest. Experience building companies from 0-200+ employees. Founded & sold online marketplace Simbi.



Paul Drobot Chief Revenue Officer

Experienced Revenue and GTM Leader with history of building & scaling teams from 5-300+ employees and from $2M-$100M in revenue, including at Intuit/Demandforce & Doubledutch. Former VP of Sales at a16z-backed legal technology firm Atrium.



Danny Page VP, Operations

Operations and growth pro with experience managing 10,000 remote contractors across 30+ countries and sectors. Built the offshore team at Hustle (acquired by Hubspot). Host of Running Remote podcast & former Time Warner & ESPN Sports TV broadcaster.



Dana Levine Sales Manager

UC Berkeley, BA. 2nd sales hire at A16Z-backed legal technology firm Atrium, building processes & playbooks to scale revenues from $1M-$18M. Experience training over 500 attorneys on building their practice. LGBTQ+ employee resource group leader.



Karanja Muigai Attorney Success Manager

University of Pennsylvania, BA. Customer success whiz with history of scaling customer support operations across EMEA and the Americas & managing 300+ support agent teams.



Sergey GLukhov Lead Engineer

Master's in Computer Science. Lead software architect behind Zola, providing solar for 1 million people across Africa. Leading contributor to opensource Sunspot/RSolr libraries used by thousands of developers.



Femi Adeniji Operations Manager

University of South Wales MBA. Master's in Advanced AI & Automation. Scaled growth by over 10X for QuickCheck Nigeria and built the credit recovery process. Experience managing a distributed team of 70.



Sieva Kozinsky   Board Member

Wharton MBA. Founded & sold a healthcare company. Experience raising $70M+ in capital for previous companies. Started a VC Fund with 2 unicorns in the first portfolio. Partner at Enduring Ventures.



Xavier Helgesen   Board Member

Skoll Scholar, Oxford MBA. Founder of Better World Books; hit $70M in revenue. Founding CEO at Zola Electric; raised $150M in capital and delivered solar to 1 million people across Africa. Partner at Enduring Ventures.



Adam Breitkreuz   Director of Operations

Why UpCounsel?

The Law Firm Model is **Broken...**

Getting legal work done just... sucks. It's confusing, time consuming, and expensive. The average small business spends over $5,000 a year on legal fees. Startups average more than $100,000 a year.



Small business legal costs can range up to $1,000 per hour.

3 million+ small business owners handle legal issues without a lawyer due to high cost.

Prices for legal services are rising at an average rate of 4% yearly.

Lawyers are also looking for alternatives. 60% report being unhappy in their current setup.

So We're Bringing **Legal to the People**

The UpCounsel solution is simple: an online marketplace connecting businesses with a network of experienced independent attorneys - for 1/3rd the price. We remove the headaches and hassles for everyone, bringing you Legal You Can Love.



WE CUT THE FAT OUT OF THE OLD LAW FIRM MODEL.
By eliminating overhead and outrageous hourly rates, UpCounsel allows you to hire a partner-level attorney at 1/3rd the price.
$900/hour
Overhead
Support Staff
Attorney Compensation
70% savings
$270/hour (Average)
Attorney Compensation
Law Firms
upcounsel

And the Proof is in Our **Traction**

We're solving a real pain point for consumers and attorneys alike, and our numbers speak for themselves. In just our first 12 months of operations, we've successfully saved UpCounsel clients over $12,000,000, DOUBLED revenues, and are profitable. Over 10M+ users have received free legal advice, and we have an average of 1.4M+ website users per month.

And it's working...

in a big way!

In our first twelve months of operations, we drove incredible value for our clients:

10+ million
users have received **free** legal advice

$12 million
saved by UpCounsel clients vs using BigLaw

1.4+ million
average website users / month

We're profitable & growing quickly

$3.7 MILLION
revenue run rate

PROFITABLE
High-margin SaaS products

12X forecasted 2025 revenue growth

As the first online legal services network to launch in the US, we've made (and continue to make) more than our fair share of headlines. From Forbes to Bloomberg, the media is talking.

Forbes

UpCounsel: The Uber Of The Legal Industry?

 **Tom Taulli** Contributor ⓘ
Entrepreneurs
I write about tech & finance.

Follow

Over the past few years, a variety of startups have disrupted traditional industries. A prime example is Uber, which has focused on the taxi market.

So what might the other targets be? Actually, a juicy one is the legal market. Of course, we have already seen inroads from players like

Bloomberg Law
Venture Beat
Harvard Business Review
FORTUNE
Chicago Tribune
BUSINESS INSIDER
U.S.News & WORLD REPORT
crunchbase

LegalZoom and Rocket Lawyer.

But there is a new company, UpCounsel, that wants to be a player as well. It offers a service that allows companies to easily find and hire an attorney, which has been vetted. And yes, the pricing is completely transparent.

And You've **Definitely** Heard of Our Enterprise Clients

Our enterprise pipeline is growing rapidly, and UpCounsel has helped unicorns like Airbnb battle their way to the top with world-class legal representation.

 airbnb    Postmates

 Hotel Tonight    BIGCOMMERCE

and many more...

The Legal Tech Market is **Hungry** and Growing **FAST**

The legal tech market is heating up rapidly, and investors are scrambling to grab a piece of the action. As an established brand with an innovative new leadership team, we're poised for center-stage success.

The legal tech market will surpass $25 billion in 2025, with legal tech startups accelerating at a 27.82% CAGR. Investment in the legal tech space reached $1.2 billion in 2019 - and is only growing.

We are in the right place at the right time & the market is growing massively

The legal tech market is slated to surpass **$25 BN** in 2025, with legal tech startups accelerating at a **27.82% CAGR**

Investment in the legal tech space reached $1.2B in 2019 - and is only growing



Legal Tech Market Revenue Worldwide 2019-2025
Source: Statista, 2021

Forward-looking projections cannot be guaranteed.

But Wait, Hasn't **UpCounsel** Been Around for Years?

UpCounsel was founded in 2012, but finding the right business model and cost structure took time. That's why in February of 2020, despite serving millions of users, the website announced it would be shutting down.

A few of UpCounsel's biggest fans heard the news, and they took action. Enduring Ventures acquired the company, revolutionized the business model, and put UpCounsel back on track with strong profitability and rapid revenue growth.

Timeline



August 2012
UpCounsel is

February 2020
UpCounsel announces the website will be closing down.

April 2020
UpCounsel Users at Enduring Ventures see the huge revenue potential of UpCounsel and

June 2021
Profitability achieved in under 12 months, with a hyper focus on Legal-as-a-Service recurring revenue products

Founded.

acquire the
website.

We Installed **World-Class Leadership**

Our new leadership team has a long history of building and scaling successful businesses, and they got straight to work building a new, unified vision for the future of UpCounsel.



Stanford, BA

Rolling Stone,
"25 People Shaping the Future"

CNN, "Person You Should Know"
awarded by Anderson Cooper

Skoll Scholar for Social
Entrepreneurship - full merit
scholarship to the Oxford MBA

Clinton Foundation Honoree by
Bill Clinton and Queen Rania of Jordan

Glamour Magazine,
"Top 10 College Women"

New Leaders Council,
"Top 40 Leaders Under 40"

CEO KJ Erickson's former companies have been backed by Y Combinator, Greylock, Foundation, and Maveron Capital

We Reinvented our Business Model: Legal-as-a-Service (and it **WORKS**)

Our new business model has transformed UpCounsel's future with a hyperfocus on recurring revenue. In addition to launching new attorney subscriptions, we've reduced the fees we charge clients by 75% and introduced flexible pricing models.



And by reinventing the UpCounsel business model, we have transformed the company's outlook forever.

GUIDING PRINCIPLES

Achieve and Maintain Profitability

- **Rigorous** budgeting guidelines to control spend
- **Flexible** pricing models and new high-margin products to grow bottom-line
- **100% remote** team from day one to keep costs low

Hyper Focus on Recurring Revenue

- Shifted to a **Legal-as-a-Service** Model
- Launched **Attorney Subscriptions**
- **$3M** forecasted 2021 Exit ARR

Forward-looking projections cannot be guaranteed

Put Clients at the Center of Everything

- **~75%** reduction in client platform fees
- **30% → 5%+ 2.9%** processing fees
- **Attorney Success Team** established

We Launched a Suite of New
Revenue-Boosting Products

Our new high-margin products serve our bottom line and serve our clients with increasingly personalized service options.

We transformed the business by launching a suite of subscription products primarily aimed at attorneys...

CORPORATE PROGRAM

Startups get concierge service to match them with attorneys for their specific legal needs

ENTERPRISE CONCIERGE

Global companies can source in-house legal talent as needed

EXISTING — **NEW** — **SOON** — **SOON**

MARKETPLACE SUBSCRIPTIONS

Attorneys pay to get access to bid on the jobs that are posted in our marketplace

DIRECT CONNECT

Attorneys pay to allow clients to contact and book them directly wherever they are

that also **delight** and **attract** more users...

Now, **20,000+** Happy Clients Are Buzzing About **UpCounsel**

5 star reviews aren't exactly common in the legal services industry. But at UpCounsel, we have thousands. Here's what our users have to say about us:

> **UpCounsel** gives HotelTonight seamless access to the high quality legal subject expertise that we'd expect from a big law firm but at a substantially lower price."



> **UpCounsel** allows us to take quick action on legal projects when we don't have an expert on staff. We can focus on growing our company, while keeping our legal budget under control."



New Regulations Just Increased Our Market By **10X**

By standing up our own branded law firm, we will be able to dramatically increase the rate of fulfillment of current inbound demand at very high margins without impacting current subscribers, leading to a 4-6x jump in revenues. This also allows us to open up the marketplace for a myriad of new practice areas providing 3-5x more opportunities and revenues to the platform thus widening and deepening our subscriber base. As a result of these moves, we will be better positioned to earn and retain far more of the clients' overall spend as their businesses mature and their legal needs expand.

With the launch of a **full-service UpCounsel branded legal firm,** we can...

- **Dramatically** increase fulfilment rate at high margins (without impacting current subscribers)

- Increase revenues by **4-6X**

- Open up the marketplace for a myriad of **new practice areas**

*Forward-looking projections cannot be guaranteed

We're Poised for **Rapid Growth** at the Center of the Remote Workforce Trend

Remote working is the future, and the legal services industry is no exception. As more attorneys seek to operate flexibly, independently and remotely, UpCounsel is the solution they are looking for. We deliver the work flow of a law firm without requiring the crazy hours, commute time, and stress.



73% of US legal force will be freelance or part-time by 2025

Freelance & Boutique % of Legal Industry

Forward-looking projections cannot be guaranteed.

.

We're Just Getting **Started**

Our upcoming growth plans include expanding into personal law, launching a full-service UpCounsel branded legal firm (thanks to new regulations!), and doubling down on subscriptions.



While thousands more join the movement every month...
Business Formation and Structure
Commercial Contracts
Immigration
airbnb
Debt and Bankruptcy
POSTMATES
Lawsuits and Disputes
Legal Research and Writing
Non-Profit
Outside General Counsel
Tax
BIGCOMMERCE
Labor and Employment
Patents
Real Estate
Trademarks and Copyrights
Securities and Finance
Mergers and Acquisitions
Hotel Tonight

We've Already **Doubled Revenue** and **NOW** is the Time to Invest

Since acquiring UpCounsel, we've doubled revenue in just 12 months and seen our market opportunity increase by 10X. By investing now, you get a rare early opportunity to grow your investment as we grow.



We've more than doubled revenue since acquiring the business, & we're not slowing down any time soon
REV RUN RATE
1.1M
3.7M
5.6M
12M
22.4M
44M
$44M
2025 revenue run rate
107%
average annual growth



We're raising on WeFunder because we want all our fans and users to be investors and co-owners. Legal for the People - an Idea Whose Time Has Come.



And there is much, much more to come...

GROWTH OPPORTUNITIES FOR INVESTMENT

Expand into Personal Law

Drive traffic and revenues by expanding into top three areas for attorney earnings

- Medical Malpractice
- Personal Injury
- Workers Compensation

Launch Full Service Legal Firm

New regulations **allow UpCounsel to launch a branded law firm to directly fulfill unbooked and expanded marketplace demand** at excellent margins with our own attorneys

Double Down on Subscriptions

- **Direct Connect** allows booking from social and other sites
- **Content Builder** for attorneys enhances reach and credibility
- **SEO+** opens vast content library as direct booking sites for attorneys

Invest **Now** and Score **Exclusive** Investor Perks

When you invest in UpCounsel via our Wefunder page, you get access to our limited time investor perks, ranging up to $7,200 in value. Take a look:

	Client	Attorney
$1,000	UpCounsel Startup Subscription: 1 Month Free, $750 Value	UpCounsel Authority Builder Article: 1 Article, $1,200 Value
$5,000	UpCounsel Startup Subscription: 6 Months Free, $4,500 Value	UpCounsel Authority Builder: 3 Articles, $3,600 Value UpCounsel Direct Connect: 1 Attorney Listing, $1,200 Value

$10,000	UpCounsel Startup Subscription: 12 Months Free, $9,000 Value	UpCounsel Authority Builder: 3 Articles, $3,600 Value
		UpCounsel Direct Connect: 1 Attorney Listing, $1,200 Value
		UpCounsel Attorney Sales Training: $1000 Value

$25,000	One year of no platform fees (5% savings per transaction)	UpCounsel Authority Builder: 6 Articles, $7,200 Value
	UpCounsel Startup Subscription: 12 Months Free, $9,000 Value	UpCounsel Direct Connect: 1 Attorney Listing, $1,200 Value
	Lunch with the UpCounsel CEO	UpCounsel Attorney Sales Training: $1000 Value
		Lunch with the UpCounsel CEO

Description of Perks:

Investors may choose whether they would like to receive either the attorney perk or the client perk at their given level of investment. Here's a description of what each entails:

For Clients:

- The UpCounsel Startup Subscription gives business owners and founders concierge-level services that facilitate attorney selection and engagement to meet their short-term needs and help them forecast long-term business and legal challenges to maintain complains and keep costs low. Minimum contract length is 6 months.

- Lunch with the CEO can be done in-person or virtual, at the investor's discretion.

For Attorneys:

- Direct Connect allows attorneys to have prospective clients directly book with them through their UpCounsel profile, social media, or other sites -- making the process faster, easier, and more transparent. All invoicing, billing, processing, and collection services through UpCounsel are included!

- Authority Builder allows attorneys to enhance their reach and credibility by allowing article placement on our high-ranking UpCounsel domain to drive traffic, build prestige, and drive engagement. Includes Direct Connect and all associated benefits!

Our **Investment** Philosophy

Exit Plan:

We're staunch believers that companies should only raise money if they are firmly committed to delivering a return for their investors. As such, our goal is to bring the company to the public markets within 5 years time. We can't predict the future, but our management team now works for YOU — and we will work tirelessly to get you the best return on your investment.

*Forward-looking projections cannot be guaranteed

Valuation:

It's also worth mentioning that despite being told that we could raise at twice the valuation cap we selected (or more! Many SAAS companies are raising at 20-40x ARR right now), we chose to price this round very conservatively at 7.5x our revenue run rate.

We chose this for two reasons. The first is that we want our earliest supporters to get a great deal, so that you feel valued and are properly rewarded for believing in us.

The second is that our executive team has been around the block, and we've seen what happens when entrepreneurs over-value their companies — creating a lot of problems down the line for future financings and/or exits, and killing many a business. By pricing conservatively, we aim to set the stage for the best possible outcomes — for everyone involved.

We can't wait to have you along for the ride.



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